
VALGOLD

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

February 1, 2006


06010651


SEC MAIL PROCESSING
RECEIVED
FEB 02 2006
WASH, D.C.
213
SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
FEB 08 2006

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
February 1, 2006

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Closes Flow-Through Private Placement – January 3, 2006
2. ValGold to Acquire Suite of Gold and Platinum Projects in Bolivar State, Venezuela – January 9, 2006
3. ValGold Announces Private Placement Financing – January 30, 2006
4. ValGold's Initial Independent Mineral Resource for the Tower Mountain Gold Property, Ontario – January 30, 2006

Correspondence with Securities Commissions

5. Form 51-102F3 – Material Change Report – January 3, 2006
6. Notice of Extraordinary General Meeting and Record Date – dated January 19, 2006

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 3, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has closed its previously announced non-brokered private placement for 1,467,333 flow-through units (the "Units") at a price of $0.225 per Unit for gross proceeds of up to $330,150. Each Unit consists of one flow-through common share and one non-transferable non-flow-through share purchase warrant (the "Warrant"). Each Warrant is exercisable for one additional non-flow-through common share in the capital of ValGold at an exercise price of $0.40 per share for a period of 24 months expiring December 30, 2007.

ValGold issued an aggregate 98,280 finder's fee unit warrants in connection with the financing. Each finder's fee unit warrant is exercisable at a price of $0.225 until December 30, 2007, to receive one non-flow-through common share in the capital of ValGold and one non-transferable non-flow-through share purchase warrant ("Finder's Fee Warrant"). Each Finder's Fee Warrant is exercisable at $0.40 until December 30, 2007, to receive one additional non-flow-through common share in the capital of ValGold.

All Units, shares, warrants, finder's fee units and any shares and/or warrants issuable upon the exercise thereof are and will be subject to a hold period and may not be traded for a period of four months plus one day expiring May 1, 2006.

Proceeds from the non-brokered private placement will be used to fund exploration programs on ValGold's properties located in Canada.

For further information on the Company and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 9, 2006

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD TO ACQUIRE SUITE OF GOLD AND PLATINUM PROJECTS IN BOLIVAR STATE, VENEZUELA

ValGold Resources Ltd. ("ValGold") announces that it has entered into a Memorandum of Understanding with a group of three private companies under which ValGold can acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly owns twenty-seven exploration licenses (the "Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The acquisition will be subject to regulatory and shareholder approval to be sought at a Special Meeting to be held on or before February 28, 2006.

Previous exploration expenditures on the Properties in the order of US$38 million have outlined several occurrences of significant gold and platinum, palladium, nickel, copper and vanadium mineralization, for which ValGold considers the potential for resource development to be excellent.

The Terms of The Acquisition

The purchase transaction will be structured as an acquisition by ValGold of all of the issued and outstanding Honnold shares. The acquisition would be accomplished in two phases. The total purchase price for both phases will consist of US$2,000,000 cash and US$6,000,000 in ValGold common shares, broken down by phase as follows:

(1) ValGold would advance US$500,000 cash and a total of 5,000,000 ValGold common shares (having a deemed value for purposes of the agreement of US$0.20 per share) as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the Honnold Shares. The cash and shares are to be advanced immediately following approval of the transaction by ValGold shareholders and the Option would be exercisable at any time up to July 9, 2007 (the "Option Period").

(2) To exercise the Option ValGold would pay the vendors an additional US$1,500,000 in cash and issue the vendors additional ValGold common shares having a deemed value of US$5,000,000. The deemed per share value of the ValGold shares issuable to exercise the Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold shares as traded on the TSX Venture Exchange over the 90 day period prior to the exercise date, but in any event shall be not less than US$0.20.

(3) The vendors will retain a collective 10% free carried interest in the Properties until the completion of a bankable feasibility study on the Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The vendors would also retain a 2% Net Smelter Returns royalty interest in the Properties.

Upon exercise of the Option, ValGold would also acquire a substantial financial asset represented by approximately US$18 million of inter-company notes, issued in respect of previous loans made by Honnold and its two wholly owned direct subsidiaries to the indirect subsidiaries of Honnold. The loans funded a portion of the previous expenditures incurred in exploration and development of the Properties.

An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is 5% of the value of the acquisition to be paid in two installments. The first will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 ValGold shares at a deemed value of US$0.20 per share. The second installment will be due upon exercise of the Option

The Properties

The principal mineral properties, the Chicanan West and the Chicanan East Concessions, include the Mochila platinum exploration permits and the Chicanan gold prospects. The concessions adjoin one another and are located in Southern Bolivar State, Venezuela, approximately 50 km northwest of Kilometer 88 and the well-known Las Cristinas gold deposit. Access to the area is by the Cuyuni and Chicanan rivers or alternatively by helicopter.

The concessions are comprised of 25 exploration licenses that cover a total of 112,858 hectares (45,674 acres) or approximately 1,129 square kilometers. The permits were acquired in 1994 and a joint venture was then formed between Honnold and Gold Fields Limited to explore the platinum potential of the Mochila Complex. A geological model of the complex was made using magnetometer surveys followed by trenching and drilling. Despite some enhanced intercepts of Platinum Group Elements ("PGE") in drill holes the joint venture was effectively idle during 2000 and 2001, and was terminated in 2002 just in advance of the recent major upswing in spot precious and base metal prices.

The Mochila – Chicanan Geology

In the vicinity of the property, the PGE-bearing mafic Mochila Layered Complex is encompassed by Archean-age Guyanan granite-greenstone terrain. The northeasterly trending gold-bearing Chicanan-Carolina Shear Zone transects the region and is comprised of a saprolitized greenstone belt that ranges from 5 to 20 km wide. The shear zone is centered along the course of the Chicanan River, separating the Mochila Layered Complex to the northwest from the mafic El Foco Layered Complex to the southeast. The geology and structures are largely interpreted from satellite images and aeromagnetic geophysical surveys as well as from sparse saprolite exposures in areas of historic alluvial gold workings and from several borehole cores. Structures within the shear zone are northeast trending faults, some with vertical offsets.

Within the Chicanan concessions, the geology includes metavolcanic rocks of the Carichape Group and metasediments of the Caballape Group - all of the Early Proterozoic Pastora Supergroup of the El Callao area. The geological setting is similar to the El Callao gold district, 100 km to the north, where gold is associated with major northeast trending structures in greenstones that also contain ultramafic intrusive rocks. The Chicanan area contains sericitic and chloritic schists of the Garichape Group that have been intruded by granites and monzonites. No hard rock exposures are present, only red or white saprolite.

Mochila PGE Mineralization

The mafic Mochila Layered Complex consists of up to nine intrusive bodies of which the largest is the Mochila South measuring approximately 18 km long by up to 2.4 km across, which is the primary focus for PGE exploration. The Mochila South consists of stratiform intrusive layers of ultramafic and gabbroic composition that are well defined by their magnetic signatures.

The PGE mineralization occurs in seven cumulate layers associated with the contacts of differentiated bands of the complex. Four layers (PtA, PtB, PtC and PtD) are in the lower ultramafic sequence and three layers (PtE, PtF and PtG) are in the upper sequence. The mineralized layers have been identified by geochemical sampling and trenching and are up to 10km in strike length and across widths on surface of up to 30m. The PtB and the PtD layers have been tested by 30 drill holes along sections spaced 400m to 800m apart. Significant PGE and Au mineralization has been demonstrated over 4 km of strike ranging from 0.44 gpt Pt to 1.31 gpt Pt, 0.24 gpt Pd to 1.51 gpt Pd, and 0.05 gpt Au to 0.69 gpt Au over widths of 15 to 45 meters. The platinum to palladium ratio is fairly consistent and averages approximately 1:1. The main platinum mineral is identified as a form of ferroplatinum.

Mochila- and Chicanan-Type Gold Mineralization

Numerous gold prospects have been delineated within both of the Chicanan East and West Concessions. Many were discovered by following-up old Minero (small-scale miners and prospectors) workings which are widespread throughout the area. Most of the prospects have received at least a preliminary evaluation in the field but only those east of the Chicanan River have been covered with a systematic field program of mapping, soil sampling, trenching, auger sampling and limited core drilling. Radar imagery has also been used to enhance structures and radiometric imagery to define areas of potassium alteration related to gold mineralization. The gold prospects occur both within the Chicanan-Carolina Shear Zone and in various components of the Mochila Complex.

Within the Chicanan West Concessions, zones of gold mineralization occur in the Mochila Complex to the northwest of the Chicanan-Carolina Shear Zone. The gold mineralization is both in the axial planer zone of the Mochila anticline along a pronounced northwest-southeast lineament known as the Mochila lineament and along the contact between olivine-bearing ultramafic rocks and gabbros of the complex. Three areas of gold mineralization have been outlined, each of which contain at least three significant targets. Most of the targets are associated with disturbed portions of the layered complex commonly where intruded by dacitic rocks. On surface the targets are represented by areas of topographic lows and soil anomalies in excess of 1000 m in length. In the Zulia area for example, anomalous gold values have been detected in mobile metal ion soil surveys ranging from 50 to 300 ppb gold over a background ranging from 5 to 40 ppb gold. All three of the soil anomalies in this area extend for more than 1500 m and are associated with Minero workings. Very little work has been completed on the Mochila anomalies even though all of the targets have the potential to host significant gold mineralization. The potential for PGE's with the gold is also high as it is possible the precious metals could be remobilized from nearby enriched horizons in the layered intrusion.

The six Chicanan East concessions cover a 40-km strike length of the regional scale, northeast-southwest trending Chicanan-Carolina Shear Zone. The shear zone bisects the Mochila Complex and is host to numerous Minero gold workings. Mafic to felsic tuffs and agglomerates underlie the area and are locally intruded by acid to intermediate quartz-feldspar porphyry. Typically the zones of gold mineralization are located along or proximal to the many structures comprising the Chicanan-Carolina Shear Zone. The zones are often sub-vertical, extend for several hundred meters and vary in width from 20 to 30m. In areas of structural thickening the mineralized zones can be up to 150m in width. Drilling has been insufficient to define a resource on any of the zones to-date however some of the holes appear to indicate good potential for open-pit gold mineralization. In the Serucha area drill holes have returned gold grades of up to 1.05 g/t over 71.2 m and in the central Carolina area 4.05 g/t gold over 10.24m. Practically all of this mineralization is saprolitic in nature and could be readily extracted from shallow, long, linear pits.

Work Program

As part of its due diligence process, ValGold has commissioned a NI 43-101 compliant technical report on the Properties that should be completed by mid-January. ValGold is planning to review all the historical information, re-log and possibly resample some of the drill core from previous operators to confirm the historical estimated tonnages and to confirm the known drill targets. The initial drill program should be underway in the summer of 2006 with the anticipated initial program consisting of approximately 10,000 meters, split 60% on the Chicanan East gold occurrences and 40% on the Mochilla platinum zones.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person for the exploration and development. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI 43-101.

For further information on this major acquisition, our Company and its other exploration projects and joint ventures, visit our website at www.valgold.com

Stephen J. Wilkinson, President & Chief Executive Officer

Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 30, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD ANNOUNCES PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 275,000 units (the "Units") at a price of $0.40 per Unit for gross proceeds of up to $110,000. Each Unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will be exercisable for one additional common share in the capital of ValGold at an exercise price of $0.50 per share for a period of 12 months from the date of issue.

There are no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement will be subject to a hold period and may not be traded for four months from the date of issuance.

Proceeds from the non-brokered private placement will be used for general working capital.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 30, 2006 Ticker Symbol: **VAL**-TSX Venture

VALGOLD'S INITIAL INDEPENDENT MINERAL RESOURCE FOR THE TOWER MOUNTAIN GOLD PROPERTY, ONTARIO

ValGold Resources Ltd ("ValGold") is pleased to announce that Caracle Creek International Consulting Inc. ("CCIC") of Sudbury, Ontario has completed the initial Independent Mineral Resource Estimate for the U and V zones at the Tower Mountain Gold Property located 40 kilometres west of Thunder Bay, Ontario. The Mineral Resource, quoted below, was calculated using a 0.3 g/t Au cut-off and by capping gold grades for the U and V zones to 4.0 g/t Au and 10.0 g/t Au, respectively.

Zone	Inferred Tonnes	Au (ppb)	Au (g/t)	Contained Grams	Contained Ounces
U Zone	2,152,460	613	0.61	1,319,408	42,420
V Zone	2,353,902	770	0.77	1,811,412	58,238
Total	4,506,362	695	0.69	3,130,820	100,658

The Mineral Resource Estimate reported herein is not a mineral reserve and, as such, does not demonstrate economic viability.

The Mineral Resource was calculated using ordinary Kriging methods and conforms to the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines (2000). According to CCIC, an indicated category can perhaps be defined by carefully designed infill drilling and more detailed modelling of mineralized quartz and quartz-carbonate veins, if they can be found to have reasonable consistency between drill holes. In order to confirm this continuity pertinent drill core intervals may need to be re-logged in detail to better define these modelling parameters. The U and V zones, and immediate area have been tested by 55 NQ size diamond drill holes with an aggregate length of 13,969 metres. Most of these holes have been drilled on section lines averaging 25 metres apart. All of the drill core was assayed using a consistent 1.5 metre sample interval.

The U and V zones have been traced along strike for a minimum of 400 metres and comprise two parallel, planar zones of mineralization. The U Zone mineralization tends to be more disseminated in nature than the V Zone, however both zones have a planar form controlled, at least in part, by a 200-metre wide zone of faulting and fracturing striking between 110° and 125°. Both zones appear to remain open at depth and may plunge steeply to the southeast, however additional drilling is required to confirm these trends. Timiskaming-type intermediate to felsic alkalic volcanic rocks and syenite are host to the mineralization. These rocks are intruded by a large composite stock ranging from syenite to diorite and it is along its contact where most of the gold occurrences occur.

Numerous other zones of gold mineralization exist on the property but only the U and V zones have been included in this Mineral Resource Estimate. Other zones reported in previous press releases by ValGold include the 04-36 and A-D zones (see ValGold news release, June 1, 2005).

The style of mineralization present in the U and V zones, and elsewhere on the Tower Mountain Property, can be classified as syenite-associated gold. Mineralization of this type can occur within the composite

stocks, along their margins or along dykes, sills, faults and lithological contacts away from the intrusions. Examples of this style of mineralization can be found at the Young-Davidson and Matachewan Consolidated deposits located northwest of Kirkland Lake, Ontario.

The above Mineral Resource Estimate was prepared under the overall direction and responsibility of Qualified Person, Scott Jobin-Bevans, Ph.D., P.Geo. Details of the Estimate are contained in a report produced in accordance with the guidelines set out in National Instrument 43-101 (NI-43-101), companion policy NI-43-101CP and Form 43-101F1. A copy of the report will be filed on Sedar within 30 days.

For further information on all of the Company's Canadian projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

December 30, 2005.

Item 3. **News Release**

The press release was issued on January 3, 2006.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

January 3, 2006.

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 3, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has closed its previously announced non-brokered private placement for 1,467,333 flow-through units (the "Units") at a price of $0.225 per Unit for gross proceeds of up to $330,150. Each Unit consists of one flow-through common share and one non-transferable non-flow-through share purchase warrant (the "Warrant"). Each Warrant is exercisable for one additional non-flow-through common share in the capital of ValGold at an exercise price of $0.40 per share for a period of 24 months expiring December 30, 2007.

ValGold issued an aggregate 98,280 finder's fee unit warrants in connection with the financing. Each finder's fee unit warrant is exercisable at a price of $0.225 until December 30, 2007, to receive one non-flow-through common share in the capital of ValGold and one non-transferable non-flow-through share purchase warrant ("Finder's Fee Warrant"). Each Finder's Fee Warrant is exercisable at $0.40 until December 30, 2007, to receive one additional non-flow-through common share in the capital of ValGold.

All Units, shares, warrants, finder's fee units and any shares and/or warrants issuable upon the exercise thereof are and will be subject to a hold period and may not be traded for a period of four months plus one day expiring May 1, 2006.

Proceeds from the non-brokered private placement will be used to fund exploration programs on ValGold's properties located in Canada.

For further information on the Company and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

January 19, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: VALGOLD RESOURCES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Extraordinary General Meeting
2. CUSIP/Class of Security entitled to receive notification : 919147108/CA9191471080/COMMON
3. CUSIP/Class of Security entitled to vote : 919147108/CA9191471080/COMMON
4. Record Date for Notice : 27/01/2006
5. Record date for Voting : 27/01/2006
6. Beneficial Ownership determination date : 27/01/2006
7. Meeting Date : 28/02/2006
8. Meeting Location : Vancouver BC

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401